Exhibit 99.3

January 31, 2006

Consolidated Financial Results

for the First Nine Months of Fiscal 2005

(Nine-Month Period Ended December 31, 2005)

Sankyo Company, Limited

Listed company: DAIICHI SANKYO COMPANY, LIMITED

Stock code number: 4568

Listed exchanges: Tokyo, Osaka, and Nagoya

Head office: Tokyo, Japan

Contact: Mr. Toshio Takahashi, Corporate Officer, General Manager of Corporate Communications Department

Telephone: +81-3-6225-1126

1. Matters Relating to the Preparation of the Quarterly Consolidated Financial Statements

(1) Adoption of simplified accounting methods:	Yes
“Income taxes” were calculated using a simplified method.

(2) Accounting methods differing from those adopted for the latest fiscal year:	Yes

Valuation Method of Inventories

Previously, inventories of the Company and its domestic consolidated subsidiaries had been principally stated at cost determined by the average method; however, as of the period under review, inventories are principally stated at the lower of average cost or market. This change resulted in a ¥223 million decline in ordinary income and net income before income taxes and minority interests for the period under review.

Accounting for Allowance for Sales Returns

Previously, the Company and certain domestic consolidated subsidiaries had recorded the maximum possible provision calculated by the accounts receivable method in accordance with the Corporate Tax Law in Japan; however, as of the fiscal period under review, provisions have principally been recorded in amounts not exceeding total sales profits and the elimination loss based on past sales returns. As a result, operating income, ordinary income, and net income before income taxes and minority interests for the period under review declined by ¥122 million.

(3)	Changes in the scope of consolidation and application of the equity method: Yes

Consolidated subsidiaries:

Increase:  2

Decrease: 4

Companies accounted for by the equity method:

Increase:  1

Decrease: 0

2. Consolidated Financial Results for the First Nine Months of Fiscal 2005

(1) Consolidated Financial Results

	(Figures less than ¥1 million, except per share amounts, have been omitted.)
	Net sales		Operating income		Ordinary income
	Millions of yen	Percent change	Millions of yen	Percent change	Millions of yen	Percent change
First nine months of fiscal 2005	437,829	(1.5)	72,795	(8.5)	76,236	(5.9)
First nine months of fiscal 2004	444,349	(2.6)	79,533	(2.6)	81,052	0.1

Fiscal 2004	587,830		84,925		82,506

	Net income		Basic net income per share		Diluted net income per share
	Millions of yen	Percent change	Yen		Yen
First nine months of fiscal 2005	46,265	(17.3)	108.67		108.65
First nine months of fiscal 2004	55,956	55.2	130.27		130.23

Fiscal 2004	48,282		111.78		111.74

Note:

Percentages for net sales, operating income, ordinary income, and net income represent a change from the corresponding results for the first nine months of previous fiscal years.

(2) Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
First nine months of fiscal 2005	946,185	713,005	75.4	1,686.58
First nine months of fiscal 2004	974,805	724,648	74.3	1,687.12

Fiscal 2004	976,230	716,587	73.4	1,667.76

Overview of Results of Operations

On September 28, 2005, Sankyo Company Limited and Daiichi Pharmaceutical Co., Ltd., established the joint holding company DAIICHI SANKYO COMPANY, LIMITED, through a stock transfer, and both companies became wholly owned subsidiaries of the new entity.

In the first nine months of fiscal 2005, net sales edged down 1.5%, to ¥437,829 million, operating income declined 8.5%, to ¥72,795 million, ordinary income dipped 5.9%, to ¥76,236 million, and net income fell 17.3%, to ¥46,265 million, compared with the same period of the previous fiscal year.

Although sales of our strategic global product olmesartan, an antihypertensive agent, grew substantially in the United States where it is sold as Benicar® and in Europe and Japan where it is sold as Olmetec®, lower sales of our flagship product Mevalotin®, an antihyperlipidemic agent; the transfer of sales of Espo®, a drug for the treatment of renal anemia, Gran®, a drug for the treatment of leukopenia, and Alesion®, a drug for the treatment of allergic disorders; and the exclusion of Nippon Daiya Valve Co., Ltd., and Sankyo Foods Co., Ltd., from the scope of consolidation led to a slight decline in net sales.

Operating income and ordinary income declined as a result of such factors as an increase in R&D expenses stemming from the start of Phase 3 clinical trials for CS-747, an antiplatelet agent.

Net income was down due to the aforementioned factors as well as the absence of ¥10,697 million in extraordinary income from the sale of land on the site of Sankyo’s former Tanashi Plant recorded in the same period of the previous fiscal year.

Overview of Financial Position

Total assets at the end of the period under review declined ¥30,045 million, to ¥946,185 million, compared with the end of the previous fiscal year. This decrease is primarily attributable to a ¥33,717 million decline in cash and time deposits as a result of dividend payments to the parent company and treasury stock purchases.

Shareholders’ equity slid ¥3,582 million, to ¥713,005 million, compared with the end of the previous fiscal year, owing to a decrease in shareholders’ equity related to dividend payments to the parent company as well as purchases and retirements of treasury stock, which outweighed an increase in net unrealized gain on marketable investment securities due to higher stock prices.

As a result, the shareholders’ equity ratio rose 2.0 percentage points, to 75.4%, compared with the end of the previous fiscal year.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Millions of yen)
	As of March 31, 2005		As of December 31, 2005		Change	As of December 31, 2004
	Amount	%	Amount	%	Amount	Amount	%
ASSETS

I Current assets:
1. Cash and time deposits	175,960		142,243		(33,717)	169,601
2. Trade notes and accounts receivable	162,442		162,974		532	174,069
3. Marketable securities	146,632		153,501		6,869	131,728
4. Parent company stock	—		7,551		7,551	—
5. Inventories	89,979		83,394		(6,585)	91,521
6. Deferred tax assets	21,832		21,930		97	18,079
7. Other current assets	9,704		12,221		2,517	8,736
Allowance for doubtful accounts	(483)		(738)		(254)	(561)

Total current assets	606,067	62.1	583,079	61.6	(22,988)	593,174	60.9

II Non-current assets:
1. Property, plant and equipment:
(1) Buildings and structures	111,966		110,967		(999)	102,824
(2) Machinery, equipment and vehicles	31,831		29,105		(2,726)	31,166
(3) Land	30,655		32,347		1,692	30,630
(4) Construction in progress	10,005		4,303		(5,702)	20,555
(5) Other	11,980		13,593		1,613	11,080

Total property, plant and equipment, net	196,439	20.1	190,316	20.1	(6,122)	196,257	20.1
2. Intangible assets:
(1) Goodwill, net	845		621		(223)	919
(2) Other, net	24,181		18,293		(5,888)	37,259

Total intangible assets, net	25,026	2.6	18,914	2.0	(6,111)	38,179	3.9
3. Investments and other assets:
(1) Investment securities	114,480		125,945		11,464	110,442
(2) Long-term loans	5,876		5,723		(153)	5,930
(3) Deferred tax assets	14,967		7,792		(7,174)	14,607
(4) Other assets	13,702		14,726		1,023	16,571
Allowance for doubtful accounts	(329)		(312)		16	(356)

Total investments and other assets	148,696	15.2	153,874	16.3	5,177	147,194	15.1

Total non-current assets	370,163	37.9	363,106	38.4	(7,057)	381,630	39.1

Total assets	976,230	100.0	946,185	100.0	(30,045)	974,805	100.0

	(Millions of yen)
	As of March 31, 2005		As of December 31, 2005		Change	As of December 31, 2004
	Amount	%	Amount	%	Amount	Amount	%
LIABILITIES

I Current liabilities
1. Trade notes and accounts payable	54,435		43,948		(10,486)	53,907
2. Short-term bank loans	16,699		10,257		(6,442)	13,364
3. Income taxes payable	16,904		13,621		(3,282)	18,529
4. Deferred tax liabilities	689		895		205	564
5. Accrued bonuses	13,481		—		(13,481)	7,166
6. Allowance for sales returns	476		546		69	495
7. Allowance for sales rebates	1,022		1,359		336	1,391
8. Allowance for contingent losses	—		2,240		2,240	—
9. Other current liabilities	70,002		74,301		4,299	66,107

Total current liabilities	173,712	17.8	147,171	15.6	(26,541)	161,526	16.6

II Non-current liabilities
1. Long-term debt	3,373		3,636		262	3,473
2. Deferred tax liabilities	441		520		79	75
3. Retirement and severance benefits	66,843		65,616		(1,226)	70,061
4. Directors’ retirement and severance benefits	1,830		1,407		(423)	1,811
5. Other non-current liabilities	4,006		3,850		(155)	3,959

Total non-current liabilities	76,495	7.8	75,031	7.9	(1,464)	79,381	8.1

Total liabilities	250,208	25.6	222,203	23.5	(28,005)	240,907	24.7

MINORITY INTERESTS
Minority interests	9,434	1.0	10,976	1.1	1,542	9,249	1.0

SHAREHOLDERS’ EQUITY
I Common stock	68,793	7.0	68,793	7.3	—	68,793	7.0
II Additional paid-in capital	66,862	6.8	66,862	7.1	—	66,862	6.9
III Retained earnings	580,514	59.5	537,304	56.8	(43,209)	588,188	60.3
IV Net unrealized gain on marketable investment securities	27,857	2.9	43,034	4.5	15,177	26,016	2.7
V Translation adjustments	(7,026)	(0.7)	(2,990)	(0.3)	4,036	(4,818)	(0.5)
VI Treasury stock at cost	(20,412)	(2.1)	—	—	20,412	(20,393)	(2.1)

Total shareholders’ equity	716,587	73.4	713,005	75.4	(3,582)	724,648	74.3

Total liabilities, minority interests and shareholders’ equity	976,230	100.0	946,185	100.0	(30,045)	974,805	100.0

(2) Consolidated Statements of Income

	(Millions of yen)
	First nine months of fiscal 2004		First nine months of fiscal 2005		Change	Fiscal 2004
	Amount	%	Amount	%	Amount	Amount	%
I Net sales	444,349	100.0	437,829	100.0	(6,520)	587,830	100.0
II Cost of sales	159,599	35.9	145,884	33.3	(13,715)	213,874	36.4

Gross profit	284,749	64.1	291,944	66.7	7,195	373,956	63.6
Provision for sales returns	33	0.0	69	0.0	36	15	0.0

Adjusted gross profit	284,715	64.1	291,874	66.7	7,159	373,940	63.6
III Selling, general and administrative expenses	205,181	46.2	219,078	50.1	13,897	289,015	49.2

Operating income	79,533	17.9	72,795	16.6	(6,737)	84,925	14.4
IV Non-operating income	4,613	1.0	6,460	1.5	1,847	6,425	1.1
V Non-operating expenses	3,093	0.7	3,020	0.7	(73)	8,844	1.5

Ordinary income	81,052	18.2	76,236	17.4	(4,816)	82,506	14.0
VI Extraordinary income	14,738	3.3	5,569	1.3	(9,169)	15,775	2.7
VII Extraordinary losses	4,558	1.0	9,271	2.1	4,713	20,603	3.5

Net income before income taxes and minority interests	91,233	20.5	72,534	16.6	(18,699)	77,678	13.2
Income tax expenses	34,764	7.8	25,982	5.9	(8,781)	28,674	4.9
Minority interests	513	0.1	285	0.1	(227)	722	0.1

Net income	55,956	12.6	46,265	10.6	(9,690)	48,282	8.2

(3) Segment Information

[Operating Segments]

	(Millions of yen)
First nine months of fiscal 2004	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	352,465	91,883	444,349	—	444,349
(2) Inter-segment sales and transfers	713	1,481	2,195	(2,195)	—

Total	353,179	93,365	446,544	(2,195)	444,349

Operating expenses	276,759	90,828	367,588	(2,772)	364,815

Operating income	76,419	2,536	78,956	577	79,533

	(Millions of yen)
First nine months of fiscal 2005	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	350,761	87,067	437,829	—	437,829
(2) Inter-segment sales and transfers	425	1,019	1,444	(1,444)	—

Total	351,186	88,086	439,273	(1,444)	437,829

Operating expenses	280,881	85,953	366,835	(1,802)	365,033

Operating income	70,305	2,133	72,438	357	72,795

	(Millions of yen)
Fiscal 2004	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	454,710	133,120	587,830	—	587,830
(2) Inter-segment sales and transfers	922	1,723	2,646	(2,646)	—

Total	455,633	134,843	590,476	(2,646)	587,830

Operating expenses	378,137	128,256	506,393	(3,488)	502,904

Operating income	77,495	6,587	84,083	842	84,925

Notes:

1.	Method of classifying operating segments

Classifications into ‘Pharmaceuticals’ and ‘Other’ are based on a consideration of product type, market characteristics and other factors.

2.	Main products in each operating segment

Operating segments	Main products

Pharmaceuticals	Ethical drugs, healthcare products

Other

Food	Food products and additives
Agrochemicals	Insecticides, herbicides, and fungicides
Other	Chemical products and veterinary drugs

[Geographic Segments]

	(Millions of yen)
First nine months of fiscal 2004	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	353,821	56,818	33,709	444,349	—	444,349
(2) Inter-segment sales and transfers	9,147	2,338	2,514	14,001	(14,001)	—

Total	362,969	59,157	36,224	458,350	(14,001)	444,349

Operating expenses	292,590	47,280	39,201	379,072	(14,256)	364,815

Operating income (loss)	70,379	11,876	(2,977)	79,278	255	79,533

	(Millions of yen)
First nine months of fiscal 2005	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	327,588	74,969	35,271	437,829	—	437,829
(2) Inter-segment sales and transfers	11,955	4,203	3,161	19,321	(19,321)	—

Total	339,544	79,172	38,433	457,150	(19,321)	437,829

Operating expenses	287,095	59,022	38,599	384,718	(19,684)	365,033

Operating income (loss)	52,448	20,149	(166)	72,432	363	72,795

	(Millions of yen)
Fiscal 2004	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	461,748	76,902	49,178	587,830	—	587,830
(2) Inter-segment sales and transfers	12,119	3,424	3,466	19,010	(19,010)	—

Total	473,867	80,327	52,645	606,841	(19,010)	587,830

Operating expenses	400,554	67,184	53,956	521,694	(18,789)	502,904

Operating income (loss)	73,313	13,143	(1,310)	85,146	(220)	84,925

Notes:

1.	Method of classifying geographic segments

Geographic segments are classified on the basis of geographic proximity.

2.	Countries and regions included in segments other than Japan

North America: the United States

Other: Germany, the United Kingdom, France, Spain, Italy, Taiwan, and other

[Overseas Net Sales]

	(Millions of yen)
First nine months of fiscal 2004	North America	Europe	Other areas	Total
I Overseas net sales	89,637	64,203	12,051	165,892

II Consolidated net sales				444,349

III Percentage of overseas net sales to consolidated net sales (%)	20.2	14.4	2.7	37.3

	(Millions of yen)
First nine months of fiscal 2005	North America	Europe	Other areas	Total
I Overseas net sales	104,322	56,415	14,492	175,230

II Consolidated net sales				437,829

III Percentage of overseas net sales to consolidated net sales (%)	23.8	12.9	3.3	40.0

	(Millions of yen)
Fiscal 2004	North America	Europe	Other areas	Total
I Overseas net sales	114,949	85,372	15,324	215,645

II Consolidated net sales				587,830

III Percentage of overseas net sales to consolidated net sales (%)	19.6	14.5	2.6	36.7

Notes:

1.	Method of classifying countries and regions

Countries and regions are classified on the basis of geographic proximity.

2.	Countries and regions included in each area

North America: the United States and Canada

Europe: Germany, the United Kingdom, France, Spain, Italy, Ireland, Switzerland, and others

Other areas: Asia, the Middle East, Latin America, and others

3.	Overseas net sales are sales of the Company and its consolidated subsidiaries which are transacted in countries or regions outside of Japan.